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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4

                               (AMENDMENT NO. 3)

                         ISSUER TENDER OFFER STATEMENT
                         (PURSUANT TO SECTION 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------

                                ITT CORPORATION
                                (NAME OF ISSUER)

                                ITT CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  450912 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                           PATRICK L. DONNELLY, ESQ.
                                 VICE PRESIDENT
                         AND ASSISTANT GENERAL COUNSEL
                                ITT CORPORATION
                          1330 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-5490
                                 (212) 258-1000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                          GEORGE W. BILICIC, JR., ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                         NEW YORK, NEW YORK 10019-7475
                                 (212) 474-1000

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     This Amendment amends and supplements the Issuer Tender Offer Statement on
Schedule 13E-4 filed by ITT Corporation, a Nevada corporation (the "Company"), with the Securities and Exchange Commission on July 17, 1997 (the "Schedule 13E-4"), relating to a tender offer by the Company to purchase up to 30 million shares of its Common Stock, no par value (the "Common Stock"), together with the associated preferred share purchase rights issued pursuant to the Rights Agreement dated as of November 1, 1995, between the Company and The Bank of New York, as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), at $70 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 17, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal, as amended and supplemented by the Supplement to the Offer to Purchase dated August 27, 1997 (the "Supplement to the Offer to Purchase") and the revised Letter of Transmittal (which collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1), (a)(2), (a)(15) and (a)(16), respectively, to the
Schedule 13E-4. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 13E-4.



ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.



     The information set forth in the section of the Supplement to the Offer to Purchase captioned "The Tender Offer -- 8. Source and Amount of Funds" is incorporated herein by reference.


ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


     The information set forth in the sections of the Supplement to the Offer to Purchase captioned "Introduction" and "Background and Purpose of the Offer" is incorporated herein by reference.


ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.


     The information set forth in the sections of the Supplement to the Offer to Purchase captioned "Introduction" and "Background and Purpose of the Offer" is incorporated herein by reference.



ITEM 7.  FINANCIAL INFORMATION.



     (a)-(b) The information set forth in the section of the Supplement to the Offer to Purchase captioned "The Tender Offer -- 7. Certain Information Concerning the Company" and all the information set forth in Annex A and Annex B of the Supplement to the Offer to Purchase are incorporated herein by reference.


ITEM 8.  ADDITIONAL INFORMATION.


     The information set forth in the sections of the Supplement to the Offer to Purchase captioned "Introduction," "Background and Purpose of the Offer" and "The Tender Offer" is incorporated herein by reference.


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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


        (a)(14)  --  Letter to the Company's Stockholders from Rand V. Araskog, Chairman and
                     Chief Executive of the Company, dated August 27, 1997.
        (a)(15)  --  Supplement to the Offer to Purchase, dated August 27, 1997.
        (a)(16)  --  Letter of Transmittal.
        (b)(2)   --  Commitment Letter dated as of August 22, 1997, among Chase Securities
                     Inc., The Chase Manhattan Bank and the Company (incorporated by reference to exhibit 90 to the Solicitation/Recommendation Statement on Schedule
                     14D-9 of the Company).
        (b)(3)   --  Commitment Letter dated as of August 22, 1997, among Chase Securities
                     Inc., The Chase Manhattan Bank and ITT Promedia CVA (incorporated by reference to exhibit 91 to the Solicitation/Recommendation Statement on
                     Schedule 14D-9 of the Company).
        (b)(4)   --  Commitment Letter dated as of August 22, 1997, among Chase Securities
                     Inc., The Chase Manhattan Bank and ITT Promedia CVA (incorporated by reference to exhibit 92 to the Solicitation/Recommendation Statement on
                     Schedule 14D-9 of the Company).


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 27, 1997


                                          ITT CORPORATION

                                          By:    /s/ PATRICK L. DONNELLY
                                            ------------------------------------
                                          Name: Patrick L. Donnelly
                                          Title: Vice President and
                                             Assistant General Counsel

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                                 EXHIBIT INDEX


EXHIBIT NO.                                         DESCRIPTION
-----------       --------------------------------------------------------------------------------
(a)(14)      --   Letter to the Company's Stockholders from Rand V. Araskog, Chairman and Chief
                  Executive of the Company, dated August 27, 1997.
(a)(15)      --   Supplement to the Offer to Purchase, dated August 27, 1997.
(a)(16)      --   Letter of Transmittal.
(b)(2)       --   Commitment Letter dated as of August 22, 1997, among Chase Securities Inc., The
                  Chase Manhattan Bank and the Company (incorporated by reference to exhibit 90 to the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company).
(b)(3)       --   Commitment Letter dated as of August 22, 1997, among Chase Securities Inc., The
                  Chase Manhattan Bank and ITT Promedia CVA (incorporated by reference to exhibit
                  91 to the Solicitation/Recommendation Statement on Schedule 14D-9 of the
                  Company).
(b)(4)       --   Commitment Letter dated as of August 22, 1997, among Chase Securities Inc., The
                  Chase Manhattan Bank and ITT Promedia CVA (incorporated by reference to exhibit
                  92 to the Solicitation/Recommendation Statement on Schedule 14D-9 of the
                  Company).